TYPE: 425
SEQUENCE: 1
DESCRIPTION: FILING OF COMMUNICATION

                         Filed by General Motors Corporation (GM)
                         Subject Company - General Motors Corporation
                         Pursuant to Rule 425 under the Securities Act of 1933 File No. 333-30826

The following communication contains forward-looking statements within the meaning of the Safe Harbor Provisions of the Private Securities Litigation Reform Act of 1995. Reference made in the following is based on management's current expectations or beliefs and is subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements.

The principal risk factors that may cause actual results to differ materially from those expressed in forward-looking statements contained in this communication are described in various documents filed by GM with the U.S. Securities and Exchange Commission (SEC), including GM's Annual Report on Form 10-K for the year ended December 31, 1999.


                               * * * * * * * * *

The following is an addition, first used on May 16, 2000, to a script to answer questions from stockholders by Fleet National Bank and Morrow & Co., Inc.:


                 General Motors $1 2/3 Par Value Common Stock
                       Exchange for Class H Common Stock

                  Supplemental Script for Questions & Answers


Q1. What is the date for determining whether I hold fewer than 100 shares of $1-2/3 par value common stock (i.e., an "odd-lot") to qualify for preferential treatment if the exchange offer is oversubscribed?

A1. The date for determining whether you hold fewer than 100 shares of $1-2/3 par value common stock is the expiration date of the exchange offer, which is Friday, May 19, 2000, or any later date to which the exchange offer may be extended by General Motors. To qualify for preferential treatment in the event that the exchange offer is oversubscribed, you must own fewer than 100 shares of $1-2/3 par value common stock on the expiration date and have validly tendered all of your shares of $1-2/3 par value common stock. Shares of $1-2/3 par value common stock held in a GM or GM affiliated company savings plan are not eligible for this preferential treatment. Beneficial holders of 100 or more shares of $1-2/3 par value common stock are not eligible for preferential treatment, even if such holders have separate stock certificates or multiple accounts representing fewer than 100 shares of $1-2/3 par value common stock.

Q2.  May I participate in the exchange offer if I reside in France or Japan?

A2. No. As described in the Offering Circular-Prospectus, the exchange offer is not being conducted, directly or indirectly, in France or Japan. In other words, the exchange offer may not be extended to, or accepted by, any stockholder located in those countries. Therefore, exchange offer documents, such as the Offering-Circular Prospectus, may not be distributed in or forwarded to stockholders located in France or Japan. Any purported acceptance of or tender in this exchange offer that may be construed as violating these restrictions shall be null and void for all purposes.

Q3. May I forward the exchange offer documents to a person residing in France or Japan?

A3. No. As described in the Offering Circular-Prospectus, the exchange offer is not being conducted, directly or indirectly, in France or Japan. Therefore, exchange offer documents, such as the Offering-Circular Prospectus, may not be forwarded to any stockholder located in France or Japan. Any purported acceptance of or tender in this exchange offer that may be construed as violating these restrictions shall be null and void for all purposes.

Q4. In my capacity as a broker, may I forward the exchange offer documents to a beneficial holder residing in Austria, Brazil, China, Ireland, Israel, Italy, Mexico, Norway or Sweden?

A4. No. Exchange offer documents may not be forwarded by brokers or securities dealers to any beneficial holder located in Austria, Brazil, China, Ireland, Israel, Italy, Mexico, Norway or Sweden.


                           *     *     *     *     *
GM urges holders of the GM $1-2/3 par value common stock to read the final registration statement on Form S-4, including the final prospectus, regarding the exchange offer referred to above, as well as the other documents which General Motors has filed or will file with the SEC, because they contain or will contain important information for making an informed investment decision. Holders of GM $1-2/3 par value common stock may obtain a free copy of the final prospectus and other documents filed by General Motors at the SEC's website at www.sec.gov, at General Motors' website www.gm.com, or from General Motors by directing such request in writing or by telephone to: GM Fulfillment Center, 30200 Stephenson Hwy (MC 480-000-FC1), Madison Heights, Michigan 48071, telephone: (313) 667-1500, menu option #2. This communication shall not constitute an offer to sell, or a solicitation of any offer to buy, nor shall there be any sale of securities in any jurisdiction in which an offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.